UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65880 / December 5, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14616

In the Matter of	
	ORDER MAKING FINDINGS AND
RMD Technologies, Inc.,	**REVOKING REGISTRATION OF**
Rockwall Holdings, Inc.,	**SECURITIES PURSUANT TO SECTION 12(j)**
Royston Mannor Estates, Inc.,	**OF THE SECURITIES**
Southmark Corp.,	**EXCHANGE ACT OF 1934 AS TO SURFECT**
Stargold Mines, Inc.,	**HOLDINGS, INC.**
Stelax Industries, Ltd.,	
Stem Cell Innovations, Inc., and	
Surfect Holdings, Inc.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Surfect Holdings, Inc. ("Surfect Holdings" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on November 9, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Surfect Holdings, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Surfect Holdings (CIK No. 1356505) is a forfeited Delaware corporation located in Tempe, Arizona. At all times relevant to this proceeding, the securities of Surfect Holdings have been registered under Exchange Act Section 12(g). On August 17, 2009, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Arizona, and the case was still pending as of November 17, 2011. As of November 1, 2011, the company's stock (symbol "SUFH") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

      2.   Surfect Holdings has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 2008.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                        Elizabeth M. Murphy
                        Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.